Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ	51 WEST 52ND STREET

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403 - 1000
FACSIMILE: (212) 403 - 2000
____________________

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)
____________________
OF COUNSEL
	WILLIAM T. ALLEN	ROBERT M. MORGENTHAU
	PETER C. CANELLOS	BERNARD W. NUSSBAUM
	DAVID M. EINHORN	ERIC S. ROBINSON
	KENNETH B. FORREST	PATRICIA A. ROBINSON*
	THEODORE GEWERTZ	LEONARD M. ROSEN
	MAURA R. GROSSMAN	MICHAEL W. SCHWARTZ
	RICHARD D. KATCHER	ELLIOTT V. STEIN
	THEODORE A. LEVINE	WARREN R. STERN
	DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS
	ROBERT B. MAZUR	J. BRYAN WHITWORTH
	PHILIP MINDLIN	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

____________________

COUNSEL

	DAVID M. ADLERSTEIN	PAULA N. GORDON
	AMANDA K. ALLEXON	NANCY B. GREENBAUM
	LOUIS J. BARASH	MARK A. KOENIG
	DIANNA CHEN	J. AUSTIN LYONS
	ANDREW J.H. CHEUNG	SABASTIAN V. NILES
	PAMELA EHRENKRANZ	AMANDA N. PERSAUD
	KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER

Direct Dial: (212) 403-1394

Direct Fax: (212) 403-2394

E-Mail: dklam@wlrk.com

March 31, 2014

VIA HAND DELIVERY AND EDGAR

Ms. Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100FStreet, N.E.

Washington, D.C. 20549

Re:	Rayonier Advanced Materials Inc.
Registration Statement on Form 10
Filed January 29, 2014
File No. 1-36285

Dear Ms. Long:

On behalf of our client, Rayonier Advanced Materials Inc. (formerly known as Rayonier Holding Company) (the “Company” or “SpinCo”), which is currently a wholly owned subsidiary of Rayonier Inc. (“Rayonier”), we are providing the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated February 25, 2014, with respect to the filing referenced above.

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 (File No. 001-36285) (the “Registration Statement”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on January 29, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 1.

General

1.	We note that you intend to provide significant additional information in an amendment to the registration statement on Form 10, including information regarding management, the compensation discussion and analysis, security ownership of certain beneficial owners and management, the amount of cash transfers that SpinCo will make to Rayonier before the distribution, and key terms of the various agreements SpinCo will enter into with Rayonier in connection with the separation and distribution. To the extent practicable, please include this information in the next amendment to the registration statement on Form 10.

Response: The Company acknowledges the Staff’s comment and has included this information to the extent available. The Company will include additional information in subsequent amendments to the Registration Statement as it becomes available.

2.	Please note that in accordance with Section 12(d) of the Exchange Act, this Form 10 registration statement filed pursuant to Section 12(b) of the Act will become effective 30 days after the Commission receives certification from the New York Stock Exchange that the company’s listing application has been approved.

Response: The Company acknowledges the Staff’s comment.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

March 31, 2014

Exhibit 2.1

3.	Include by footnote or otherwise an agreement to furnish a copy of any omitted schedule or exhibit to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

Response: The Company has included the requested footnote next to Exhibit Number 2.1 in Item 15 of the Registration Statement.

Exhibit 10.1

4.	We note that you did not file Schedule 1 which is referenced in the definition of “Provider” on page 3 of the Transition Services Agreement. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments to an exhibit. Please refile the exhibit with Schedule 1 and any other attachments, schedules, or exhibits.

Response: The Company has not yet finalized the schedules to the Transition Services Agreement. Once the schedules are finalized, the Company will re-file a copy of the agreement with Schedule 1 and any other attachments, schedules or exhibits.

Exhibit 99.1

Preliminary Information Statement

General

5.	We note your use of various industry and scientific statistics throughout the Information Statement, including, for example, the charts shown on pages nine, 55 and 56. In addition, we note other statements regarding SpinCo’s position in the industry, such as the statement on page 9 that SpinCo believes it is “the industry leader” and the statements on pages 59 and 60 regarding SpinCo’s belief or estimates on its position in each of its key product lines as well as estimates of global capacity for both cellulose specialties and commodity viscose. These are just examples. Please revise your disclosure to clearly identify the source(s) relied upon and the basis for management’s belief.

Response: In response to the Staff’s comment,the Company has revised disclosures on pages 9 and 54 to more clearly identify the sources it has used to estimate its market position. The statement that SpinCo believes it is the “industry leader” is the result of its estimate of market positions through conversation with customers and utilizing research of independent industry analysts.

6.	Please provide updated financial statements and related disclosures as required by Rule 3- 12(d) of Regulation S-X.

Response: The Information Statement has been revised to include the updated financial statements and related disclosures required by Rule 3-12(d) of Regulation S-X.

7.	Please be advised we may have additional comments when items that are currently blank are completed.

Response: The Company acknowledges the Staff’s comment.

8.	Please provide us your analysis for determining the accounting spinnor and spinnee based on the guidance in ASC 505-60-25-8.

Response: The guidance in ASC 505-60-25-8 states a presumption exists that a spin-off shall be accounted for based on its legal form and the legal spinnor is the accounting spinnor. This presumption is only overcome when an analysis of all of the following factors indicates the transaction should be accounted for as a reverse spin-off. No one factor is to be considered determinative.

a.	The legal spinee is larger than the legal spinnor.

Based on an analysis of revenues, earnings and assets for 2013, neither entity is definitively larger than the other. SpinCo’s revenues and earnings were $1.0 billion and $220 million, respectively, which are larger than those of Rayonier, the legal spinnor; however, Rayonier’s assets were $2.5 billion, which is far greater (approximately 2.2 times larger) than SpinCo’s assets.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

March 31, 2014

b.	The fair value of the legal spinnee is greater than the fair value of the legal spinnor.

The estimated $5.0 billion fair value of Rayonier, legal spinnor, is greater than the estimated $2.3 billion fair value of SpinCo.

c.	The legal spinnee retains the senior management of the formerly combined entity.

Rayonier’s management prior to the spin-off will be divided between the legal spinnor and the legal spinnee. Mr. Paul Boynton will become Chairman, President and Chief Executive Officer of SpinCo and Hans Vanden Noort, CFO, will remain Chief Financial Officer of Rayonier following the spin-off. The current business unit leaders will continue in their roles with Lynn Wilson, EVP Forest Resources and Chris Corr, SVP Real Estate at Rayonier and Jack Kriesel, SVP Performance Fibers at SpinCo. Rayonier will keep the name of the existing, consolidated company and continue to trade under the RYN trading symbol.

d.	The legal spinnee is held for a longer period than the legal spinnor.

There is no planned or likely disposal of Rayonier Inc. or SpinCo.

Based on this evaluation, the presumption that the legal spinnor is the accounting spinnor is not overcome. As such, the Company respectfully submits that Rayonier is both the legal and accounting spinnor and SpinCo is the legal and accounting spinnee.

Questions and Answers About the Separation and Distribution, page 1

What are the conditions to the distribution?, page 2

9.	Please disclose here and on page 40 that Rayonier may waive any of the conditions to the distribution.

Response: In response to the Staff’s comment, the Information Statement has been revised on pages 3 and 41.

Information Statement Summary, page 7

Rayonier Advanced Materials Inc., page 7

10.	We note here, and throughout your filing, you disclose non-GAAP financial measures without equal or more prominent disclosure of the most directly comparable GAAP measure. Please revise your disclosures to comply with Item 10(e) of Regulation S-K.

Response: In response to the Staff’s comment, disclosures throughout the filing have been updated such that the most directly comparable GAAP measure is presented with equal or greater prominence than any non-GAAP financial measure disclosed.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data, page 17

11.	Please revise your statement of cash flow data to also present cash provided by/used for financing activities.

Response: In response to the Staff’s comment, the Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data on page18 has been revised to include cash used for financing activities.

Long-term relationships with financially strong, global customers, pages 11 and 58; SpinCo is dependent on a relatively few large customers..., page 19

12.	We note the disclosure that SpinCo’s five largest customers account for 70% of its sales. We note also the disclosure in Note 4 to the financial statements on page F-10 that four customers in 2012 and three customers in 2011 and 2010 each represented more than 10% of SpinCo’s sales. Disclose the name of each customer and its relationship with SpinCo where sales to the customer are made in an aggregate amount equal to 10% or more of SpinCo’s consolidated revenues and the loss of the customer would have a material adverse effect. See Item 101(c)(1)(vii) of Regulation S-K. Additionally, please file any contracts with such customers as exhibits to the registration statement on Form 10, or tell us why you do not believe that you are required to do so. See Item 601(b)(10) of Regulation S-K.

Response: The disclosure in Note 4 to the financial statements on page F-11 has been revised to include the names of all customers which represent more than 10% of the Company’s sales for each period presented. In accordance with Item 601(b)(10) of Regulation S-K, the Company has also filed agreements (and related amendments) with Eastman Chemical Company, Nantong Cellulose

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

March 31, 2014

Fibers Co., Ltd. and Daicel Corporation as Exhibits 10.7 through 10.12 under Item 15 of the Registration Statement. Concurrently with the filing of the Amendment, the Company is submitting an application for confidential treatment of certain portions of these exhibits for consideration pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended. In addition, a reference to Note 4 was added to page 61 of the Information Statement.

The industry in which SpinCo operates is highly competitive, page 19

13.	We note your disclosure on page 66 that due to market conditions and additional cellulose capacity, you expect cellulose specialties prices to decrease 7% to 8% in 2014. Please revise this risk factor, or add a separate risk factor as appropriate, to discuss the potential material impact to your results of operations as a result of the decrease in cellulose prices. Please also revise your summary to reflect any material risks that may result from such decreases.

Response: In response to the Staff’s comment, the Information Statement has been revised on pages 13 and 19.

SpinCo’s business is exposed to risks associated with the cyclicality of the business of certain of its customers..., page 19

14.	Please revise your disclosure to explain any material impact on your historical financial condition that has resulted from the reduction, delay or cancellation of customer orders.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 20 to clarify that the reduction, delay and cancellation of customer orders has not had a material impact on SpinCo’s historical financial condition.

Future tobacco legislation...., page 22

15.	Please quantify the percentage of your sales to the cigarette industry over each of the last three years. Please also quantify and disclose any data you have related to changes in sales for the cigarette industry, in general, during those periods.

Response: The Company respectfully advises the Staff that it does not sell directly to the cigarette industry.

Many contracts, which will need to be assigned from Rayonier or its affiliates..., page 30

16.	We note that certain contracts to be assigned from Rayonier to SpinCo will require the contractual counterparty’s consent and may result in the counterparty seeking more favorable terms. Please revise this risk factor to explain when you anticipate that the assignment of such contracts will be completed. To the extent that any contracts to be assigned are material to SpinCo’s business, please highlight any material risk of obtaining the consent of the contractual counterparties for such contracts.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 30 to clarify that none of the contracts for which consent is required to be assigned to SpinCo are material to SpinCo’s business.

Unaudited Pro Forma Condensed Combined Financial Statements, page 45

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 49

Note (d)

17.	Please explain the $11 million and $37 million pro forma adjustments to other assets and transfers to Rayonier, net, respectively that appear in the discontinued operations column. Also, please explain to us why these assets and the environmental liabilities are not included in the historical financial statements of Rayonier Holdings Company.

Response: As part of the planned separation of the Performance Fibers business, SpinCo will assume all of Rayonier’s environmental liabilities relating to prior dispositions and discontinued operations. The Liabilities for Dispositions and Discontinued Operations footnote immediately following the pro forma financial statements explains the nature of these liabilities along with detailed site specific information. In addition to these liabilities, Rayonier will transfer to SpinCo

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

March 31, 2014

$11 million of assets consisting of land, land improvements and docks located at Rayonier’s environmental sites, primarily Port Angeles, Washington, Augusta, Georgia and Spartanburg, South Carolina. The negative equity adjustment of $37 million represents $77 million of environmental liabilities, net of $11 million of environmental assets and $28 million of deferred tax assets to be transferred from Rayonier to SpinCo upon separation.

In the historical financial statements of SpinCo. these assets and liabilities were excluded because they are not affiliated with the Performance Fibers business. Instead, these liabilities relate primarily to wood treatment plants that ITT Corporation (Rayonier’s former parent) operated in several states in the Southeast.

Business, page 54

General

18.	Please disclose the importance and duration of any material patents, trademarks, or trade secrets. See Item 101(c)(1)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 61 to specify the importance of patents, trademarks and trade secrets. The majority of SpinCo’s intellectual property is in the form of trade secrets.

19.	Please identify your significant customers as required by Item 101(c)(1)(vii) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure in Note 4 to the financial statements on page F-11 has been revised to include the names of all customers which represent more than 10% of the Company’s sales for each period presented. In addition, a reference to Note 4 has been added on page 61 of the Information Statement. The customer contracts that the Company has determined to be material under Item 601(b)(10) of Regulation S-K have been filed as exhibits.

20.	To the extent material, please disclose the amount spent during each of the last three fiscal years on company-sponsored research and development activities, including the amount spent on customer-sponsored research activities. See Item 101(c)(1)(xi) of Regulation S-K.

Response: In response to the Staff’s comment, the Information Statement has been revised on pages 10 and 55 to indicate the amount spent on research and development activities.

Business Strategies, page 57

21.	We note your statement that SpinCo’s research and development capabilities give it a competitive advantage and result in a “premium price” for its products. Please revise your disclosure to explain how you define a “premium price.”

Response: In response to the Staff’s comment, the Information Statement has been revised on pages 10 and 55 to define a “premium price” as a price greater than competitors.

Raw Materials and Energy, page 61; Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

22.	We note the disclosure that SpinCo’s manufacturing processes require significant amounts of chemicals and that these chemicals are purchased under negotiated supply agreements with third parties. To the extent that any of these agreements is a contract upon which your business is substantially dependent, please disclose the principal terms of any such agreement and file the agreement as an exhibit to the registration statement on Form 10. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully submits that the Company is not substantially dependent on any of its chemical supply agreements, and as a result, such agreements are not required to be filed pursuant to Item 601(b)(10). In making this determination, the Company considered the materiality of the agreements and the likelihood that if the agreements were terminated, the Company would be able to obtain the same chemicals on similar terms from another supplier. It also considered that during periods of constrained supply in the past, the Company was able to obtain the necessary chemicals from other suppliers on substantially similar terms.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

March 31, 2014

Legal and Regulatory Proceedings, page 63

23.	We note that you received the 60 day letter from the Altamaha Riverkeeper in November 2013, and that the sixty day period has now expired. Please update the status of this matter, including whether the Altamaha Riverkeeper has filed a lawsuit against SpinCo.

Response: In response to the Staff’s comment, the Information Statement has been revised on pages 22 and 61.

Properties, page 63

24.	Please file the lease agreement for SpinCo’s corporate headquarters in Jacksonville, Florida as an exhibit to the registration statement on Form 10, or tell us why you do not believe that you are required to do so. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully submits that the lease agreement for its headquarters in Jacksonville, Florida is not required to be filed pursuant to Item 601(b)(10). In making this determination, the Company considered the terms of the lease agreement and its intended use for the leased space. The Company does not believe the lease agreement is necessary to successfully implement the separation of SpinCo or that the annual lease expense of approximately $300,000 is material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

Executive Summary, page 64

25.	We note your disclosure regarding the qualification process for the converted production line that was restarted in July 2013. Please more fully disclose and discuss the expected timing and anticipated costs associated with the qualification process.

Response: In response to the Staff’s comment, the Information Statement has been revised on pages 64 to note that the Company expects that a majority of its acetate end-use products will be fully qualified by year end 2014 and the anticipated costs of the qualification are not expected to be material.

26.	Please clarify whether the expected 2014 sale volumes of approximately 520,000 to 540,000 metric tons that you disclose are net or gross of the 2014 reduced production volumes of approximately 35,000 to 40,000 metric tons that you also disclose.

Response: The reduced production and sales volume of 35,000 to 40,000 metric tons was considered when the Company developed the expected 2014 sales volume of approximately 520,000 to 540,000 metric tons of cellulose specialties. In response to the Staff’s comment, the Information Statement has been revised on page 65 to more clearly identify the impact of the reduced capacity.

Critical Accounting Policies, page 66

Depreciation of Long-Lived Assets, page 66

27.	Please expand your disclosure to address how and at what level you evaluate the recoverability of property, plant, and equipment and the material assumptions you use in such evaluations.

Response: In response to the Staff’s comment, the Information Statement has been revised on pages 65 and 66 to expand the depreciation of long-lived assets disclosure in the Critical Accounting Policies section.

28.	Please clarify how you determined the total units of production you used to calculate depreciation expense during each period presented and disclose the percentage of total depreciation expense related to performance fiber mill assets during each period presented.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 65 to explain that the total units of production for each asset is determined by factoring annual production days, based on normal production conditions, by the economic useful life of the asset involved.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

March 31, 2014

Results of Operations, Nine Months Ended September 30, 2013 versus September 30, 2012, page 69

Results of Operations, 2012 versus 2011, page 69

Results of Operations, 2011 versus 2010, page 70

29.	We note that throughout this section you attribute the fluctuations in sales to changes in price and volumes, and provide general reasons for such changes, such as “timing of customer orders” or “higher wood and production costs.” Please revise your disclosure in this section to specifically explain how these factors impacted results. For example, please explain how the timing of customer orders impacted volume for the nine months ended September 30, 2013, such as whether this impact was due to orders from one large customer or multiple smaller customers, and whether you believe the timing of customer orders may impact operations in future periods. Please also quantify the impact of each individual business reason on the overall change, where practicable. See Item 303 of Regulation S-K and SEC Release No. 33-83.

Response: In response to the Staff’s comment, the Information Statement has been revised on pages 65, 69 and 70 to more clearly explain changes in the results of operations.

30.	Please provide a more comprehensive discussion and analysis of the reasons for changes in the factors that impacted your results between all comparative periods presented. In this regard, please:

•	Explain the reason(s) for changes in prices and volumes sold during each period presented and disclose and discuss changes in the average net selling prices of cellulose specialties during each period;

•	Discuss the most significant components of cost of sales and the percentage of cost of sales attributable to each component. Also, please disclose and discuss the reasons for any significant fluctuations in cost of sales between comparative periods. To the extent there were material fluctuations in raw material costs or energy commodity prices during the periods presented, please address your ability to pass along such fluctuations to your customers;

•	Quantify and discuss the reasons for changes in gross margin percentage between comparative periods;

•	Clarify your disclosure that the increase in selling, general and administrative expenses from 2010 to 2011 was primarily due to higher pension and postretirement plan costs with the disclosures in note 16 to your financial statements that appear to indicate such costs declined from 2010 to 2011; and

•	Expand your income tax provision narratives to quantify and discuss the reasons for significant differences between your effective tax rates and statutory tax rates during each period presented, including the reasons for differences in the impact of your tax benefits. In addition, please address your expectations regarding effective tax rates subsequent to the spin-off.

Response:

•	The Company has revised its disclosures on pages 69 to identify the reason for the changes in average net selling price.

•	The Company has revised its disclosure on page 64 to identify the major components of cost and the related percentage of unit cost and disclosed that it typically has very limited ability to pass along fluctuations in cost to customers once annual pricing has been established.

•	The Company has revised its disclosures on pages 69 and 70 to identify the reason for changes in gross margin are consistent with the changes in operating income.

•

The table of net periodic benefit cost disclosed in Footnote 16 includes only the pension and postretirement costs associated with the hourly workers in the Performance Fibers business. These costs are charged to cost of goods sold. The discussion of selling, general and administrative expenses in Management’s Discussion & Analysis, Results of Operations, 2011 versus 2010 includes the net periodic pension cost for SpinCo’s participation in Rayonier’s Salaried pension plan. Per Accounting Standards Codification 715-80, an entity’s participation in another entity’s plan constitutes participation in a multi-employer plan, whereby the net periodic benefit cost related to participation must be reflected in the entity’s Statement of Operations; however, the related liabilities are not presented in its Balance Sheet. Based on this, the Company did not include the cost related to the participation in the multi-employer plan in the table of net periodic benefit

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

March 31, 2014

cost, but rather in a separate section in the footnote entitled, Shared Pension and Postretirement Plans. See page F-27.

To avoid confusion the following language has been added below the table in Footnote 16 on page F-25:

(b) The net periodic benefit costs for Jesup and Fernandina’s pension and postretirement plans are recorded in cost of goods sold.

•	The income tax provision narrative has been revised to include a reference to a reconciliation of the U.S. federal statutory income tax rate to the actual income tax rate and provide information on the reasons for differences in the impact of the Company’s tax benefits. The narrative was also revised to include a discussion of the Company’s expectations regarding effective tax rates subsequent to the spin-off. See pages 69 and 70.

Liquidity and Capital Resources, page 71

31.	Please revise your disclosure in this section to explain and quantify the specific proceeds from and distributions to Rayonier.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 71 to include information about specific proceeds from and distributions to Rayonier.

Performance Indicator, page 72

32.	We note you present a measure you identify as “free cash flow”; however, we note you adjust this measure for items in addition to what is commonly defined as free cash flow (i.e. operating cash flows less capital expenditures). Please revise the title of the measure you present.

Response: In response to the Staff’s comment, the Company has relabeled the performance indicator “Adjusted Free Cash Flow,” on pages 71 and 72.

Contractual Financial Obligations, page 74

33.	It appears that footnotes (a), (b), and (c) do not correspond with the corresponding labels in the table. Please revise or advise.

Response: The footnotes to the Contractual Financial Obligations table have been revised to correspond with those denoted in the table on page 73.

34.	We note your reference to “Interfor” in footnote (c). Please revise to explain the identity of and your relationship with Interfor. To the extent that your purchase obligations with Interfor represent material contracts pursuant to Item 601(b)(10) of Regulation S-K, please file such contracts as exhibits to the registration statement on Form 10.

Response: In response to the Staff’s comment, the disclosure in footnote (d) to the contractual financial obligations table, on page 73, has been expanded to include further discussion regarding the nature of the Company’s relationship with Interfor. The Company respectfully submits the agreement pursuant to which it purchases wood chips from Interfor is not a material contract pursuant to Item 601(b)(10), and that the Company is not substantially dependent on such agreement. In making this determination, the Company considered the materiality of the agreement, the number of other suppliers from which it purchases wood chips and the likelihood that the Company would be able to procure wood chips from another source on similar terms if the agreement with Interfor were terminated.

Quantitative and Qualitative Disclosure About Market Risk, page 76

35.	We note your disclosure that “a significant majority of SpinCo’s cellulose specialty fibers are under long-term volume contracts that extend through 2013 to 2017”. Please address when and how often the pricing provisions change under these long-term contracts. Also, please address if you have entered into any material raw material purchase contracts, including if you historically, or intend to in the future, purchase raw materials from your parent or any related party.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 75 to note that pricing for these contracts is set annually.

The Company respectfully submits that the Company has not entered into any material raw material purchase contracts. Historically, direct raw material purchases by the Company from Rayonier have not been material and have comprised less than 10% of all the Company’s raw material purchases. Future purchases from Rayonier will depend on market conditions at the time of the purchase.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

March 31, 2014

Material U.S. Federal Income Tax Consequences, page 94

36.	Please disclose in this section, to the extent accurate, that Rayonier may waive the conditions that it receives a private letter ruling from the Internal Revenue Service and a tax opinion from outside counsel.

Response: The Company respectfully submits that Rayonier will not waive these conditions. The ruling request was filed with the Internal Revenue Service on August 21, 2013 prior to the change in ruling policy and the Company’s outside tax counsel will be providing a tax opinion on the transaction.

Description of Material Indebtedness, page 97

37.	We note that SpinCo anticipates entering into various debt agreements, including a term loan and revolving credit facility. Please file such agreements as exhibits to the registration statement on Form 10.

Response: The Company has not yet entered into any debt agreements. The Company acknowledges the Staff’s comment and will include such agreements in subsequent amendments to the Registration Statement as they become available.

Description of Rayonier Advanced Materials Inc.’s Capital Stock, page 99

38.	We note that the summary of the material terms of SpinCo’s capital stock is qualified by reference to the applicable provisions of Delaware law. You may not qualify disclosure by reference to information outside the information statement. See Rule 12b-23 under the Exchange Act. Please revise.

Response: In response to the Staff’s comment the Information Statement has been revised on page 121.

Exclusive Forum, page 102

39.	We note your disclosure that under your amended and restated certificate of incorporation the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding. Please disclose that it is possible that a court could rule that such provision is inapplicable or unenforceable. Please also tell us what consideration you gave to including a risk factor discussing the effects of such a provision on your stockholders, including the possibility that the exclusive forum provision may discourage lawsuits against your officers and directors.

Response: In response to the Staff’s comment the Information Statement has been revised on pages 32-33 and 124.

Where You Can Find More Information, page 103

40.	We note the “not necessarily complete’ language. Clarify that statements made in the information statement about the contents of any contract or other document filed as an exhibit to the registration statement on Form 10 include the material provisions of the contract or other document.

Response: In response to the Staff’s comment the Information Statement has been revised on page 125.

Audited Combined Financial Statements of Rayonier Advanced Materials Inc., page F-1

Combined Balance Sheets, page F-3 and page F-28

41.	Please reflect the intended distribution to the parent on a pro forma basis alongside your most recent historical balance sheet.

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

March 31, 2014

Response: In response to the Staff’s comment, a column has been added to the historical balance sheet to reflect the pro forma, intended distribution to the parent. See page F-3.

1. Separation and Basis of Presentation, page F-5 and page F-30

Basis of Presentation, page F-5 and page F-30

42.	For each period a statement of income is required, please disclose management’s estimate of what expenses would have been on a stand-alone basis, to the extent practicable, as required by SAB Topic 1:B:1 question 2.

Response: The Company acknowledges the Staff’s comment and notes that pursuant to Question 2 of SAB Topic 1:B:1, the Staff has required footnote disclosure, when practicable, of “management’s estimate of what the expenses (other than income taxes and interest) would have been on a standalone basis, that is, the cost that would have been incurred if the subsidiary had operated as an unaffiliated entity.” The Company has considered this guidance, and respectfully advises the Staff that the Company does not believe that disclosure of management’s estimate of stand-alone basis expenses for SpinCo is practicable because such amounts would be derived from estimates based on highly subjective and hypothetical assumptions. In response to the Staff’s comment, the Information Statement has been revised on page F-5 as follows to refer to such assumptions:

“Actual costs that would have been incurred if SpinCo had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including division of shared services in human resources, payroll, legal, finance, procurement, information technology and infrastructure, among others.”

The Company respectfully submits that it is unable to provide additional financial statement disclosures to quantify the amount of expenses that it would have incurred during the historical periods on a stand-alone basis as it is not practicable to do so.

3. Summary of Significant Accounting Policies, page F-7

Financial Instruments, page F-8

43.	Based on your apparent use of financial instruments, please explain to us why no quantitative disclosures are required.

Response: The financial instruments accounting policy has been removed from the Summary of Significant Accounting Policies on page F-7 as the Company does not own any financial instruments in the periods presented.

9. Net Investment, page F-14

7. Net Investment, page F-33

44.	For each period presented, please present an analysis of the intercompany account by providing , on a gross basis, a listing of transactions between SpinCo and the parent, as well as the average balances due to/from the parent as required by SAB Topic 1:B:1 question 4.

Response: In response to the Staff’s comment, the analysis of the changes in Net Investment on page F-16 has been revised to include a breakout of transactions between the Company and Rayonier, on a gross basis, as well as the average balances due to/from the parent.

17. Quarterly Results for 2012 and 2011, page F-25

45.	Please revise your table to disclose gross profit for each full quarter or costs of sales, to enable a reader to compute gross profit.

Response: In response to the Staff’s comments, the Quarterly Results footnote disclosure, on page F-28, has been revised to include gross margin.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

March 31, 2014

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1394 or by email at dklam@wlrk.com.

Sincerely,

/s/ David K. Lam

David K. Lam

cc:	Paul G. Boynton
Rayonier Advanced Materials Inc.